September 18, 2020

Via Email

Sabrina Riggs, Esq.
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215-2220

       Re:    Nationwide Variable Account - 4
              File Nos. 333-240009 and 333-240010

Dear Ms. Riggs:

        On July 22, 2020, two registration statements on Form N-4 were filed by Nationwide Life
Insurance Company (the    Company   ) and its separate account, Nationwide
Variable Account-4
(the    Registrant   ). We have reviewed the registration statements for the
J.P. Morgan Multi-
Asset Choice and J.P. Morgan Multi-Asset Choice NY products, and have provided our comments below. Page references are to the J.P. Morgan Multi-Asset Choice NY registration statement (File No. 333-2240010). Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in both registration statements. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

General

1. Please advise whether there are any types of guarantees or support agreements with third
       parties to support any of the Company   s obligations under the contract
or whether the
       Company will be solely responsible for payment of contract benefits.

2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

3. Please provide all information for underlying mutual funds, including information for the fee table.

Specific comments:

Synopsis of the Contacts, page 10

4. The introductory paragraph states that more detailed information about the contracts can be found in Appendix C. Please briefly identify and summarize the information
  Sabrina Riggs, Esq.
 Nationwide Life Insurance Company
 September 18, 2020
 Page 2 of 4

        presented in Appendix C in the prospectus, or supplementally explain why it is appropriate to present this information in the Appendix only.

 Contract Expenses, pages 9-10

 5. Since contracts are sold only to advisory clients of JPMS, please consider stating that the fee tables do not include any charges or fees paid to JPMS.

 Surrenders/Withdrawals, page 10

 6. As noted above in the introduction to the fee table, please disclose that surrenders and withdrawals may be taken without penalty or payment of fees.

 7. Please clarify that surrenders and withdrawals may be subject to state and federal taxes as well as a federal penalty tax if taken before age 59-1/2.

 Substitution of Securities, page 13-14

8.      At the top of page 14, please revise (2) to clarify that    further
investment in an
        underlying mutual fund is inappropriate    as determined by Nationwide.
Please also
        consider giving an example of what circumstances would make further investments in an
        underlying mutual fund    inappropriate.

 The Contract in General, page 15

 9. We note the discussion of state law variations in the second paragraph. Please confirm that, to the extent any changes are material, you will update the prospectus to reflect such changes.

 Restrictions due to Transfer Frequency, page 24

 10.    Please consider moving this section and    Other Restrictions    so
they come before
        "Redemption Fees    since the introductory paragraph and these two
sections discuss
        actions that Nationwide may take while    Redemption Fees    and
Underlying Mutual
        Fund Restrictions and Prohibitions    discuss actions taken at the
underlying fund level.

 Right to Examine and Cancel, page 26

 11. Please disclose, if true, that Nationwide will not deduct any fees and charges if a contract owner cancels a contract pursuant to the Free Look right.
 Sabrina Riggs, Esq.
Nationwide Life Insurance Company
September 18, 2020
Page 3 of 4

Withdrawals, page 26

12. Please disclose any limits on withdrawals; for example, whether there are any limits on the number of withdrawals a year or the dollar amount in writing.

Withdrawals to Pay Advisory Fees, page 27

13. The cover page states that any contracts sold pursuant to this prospectus will only be sold to advisory clients of JPMS who must pay a fee to JPMS. Please revise the first sentence of this section to reconcile with the cover page.

14. Please disclose, if accurate, that advisory fees deducted from the contract value will not be considered a withdrawal for tax purposes.

Asset Allocation Service and Asset Rebalancing Program, page 28

15. As noted above in comment 13, the contracts offered pursuant to this prospectus will only be sold to advisory clients of JPMS. Please revise the first sentence of the Asset
       Allocation Service section accordingly.

16. Please clarify what happens when a chosen fund is no longer available for both the Asset
       Allocation Service and the Asset Rebalancing Program.

Exhibits

17.    Please file any missing exhibits, including the auditor   s consent.

                                **************************

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Sabrina Riggs, Esq.
Nationwide Life Insurance Company
September 18, 2020
Page 4 of 4

      You may contact me at (202) 551-6870 or hahnja@sec.gov if you have any questions.


                                                Sincerely,

                                                /s/ Jaea Hahn

                                                Jaea F. Hahn
                                                Senior Counsel

cc:   Sumeera Younis, Branch Chief
      Andrea Ottomanelli Magovern, Assistant Director